FORM 3


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
                                                     Allen H. Blake
                                                     11901 Olive Boulevard
                                                     Creve Coeur, Missouri 63141


2. Date of event Requiring Statement (Month/Day/Year)

                                                     October 17, 2000

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol:   First Preferred Capital Trust II
                                               FBNKN

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     x    Director                                     ___ 10% Owner
     x    Officer (give title below)                   ___ Other (specify below)
               President and Chief Operating Officer

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group                         Individual



             Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security:                    Cumulative Trust Preferred Securities


2. Amount of Securities Beneficially Owned:           1,000 shares



3. Ownership Form: Direct (D) or Indirect (I):        (D)



4. Nature of Indirect Beneficial Ownership:           N/A

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               Table II - Derivative Securities Beneficially Owned


1. Title of Derivative Security                                            N/A

2. Date Exercisable and Expiration Date (Month/Day/Year)                   N/A

3. Title and Amount of Securities Underlying Derivative Security           N/A

4. Conversion or Exercise Price of Derivative Security                     N/A

5. Ownership Form of Derivative Security: Direct (D) or                    N/A

6. Nature of Indirect Beneficial Ownership                                 N/A

Explanation of Responses:                                                  N/A



/s/ Allen H. Blake
-----------------------------
Signature of Reporting Person

Date: November 7th, 2000